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                                                                      EXHIBIT 90

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                DRILLING REPORT
                               4TH NOVEMBER 2003


MOOSE ST-1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 0600 (EST):      Ready to test. Awaiting necessary approval from
                           Department of Petroleum and Energy prior to commencing well test.

TOTAL DEPTH:               1,101m (3,609ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Anticline with Late Cretaceous sandstone (primary)
                           and Miocene-Eocene limestone (secondary) objectives.

MOOSE-2

TYPE:                      Oil Exploration / Appraisal well

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 12' 18.0" E, 06 degrees 59' 41.47" S
                           (provisional, subject to site survey)

CURRENT STATUS:            Drill site prepared approximately 5km SE (3miles)
                           distance from Moose ST-1 well on same structure.
                           RB2000 drilling rig mobilization will occur following release of rig from Moose 1.

PLANNED TOTAL DEPTH:       1,700m (5,577ft)

OPERATOR:                  SPI (208) Limited

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PROSPECT DESCRIPTION:      Step-out well to appraise the aerial extent of the
                           Moose limestone reservoir that had oil shows in the Moose ST-1 well.

                           Deeper exploration target of Pale sandstone based on data obtained from Moose ST-1 well confirmed, two way dip closure, doubly plunging thrust anticline, seal and increasing background gasses (ethane, methane and propane).

STERLING MUSTANG-1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238 Eastern Papuan Basin

                           145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:            Drill site prepared and fully modified for the
                           Simmons Rig #3. The Rig ETA in PNG delayed to early
                           November 2003 following rough ocean conditions ex
                           Indonesia.

                           The well is now expected to spud late November 2003.

TOTAL DEPTH:               2,200m (7,218ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Two way dip, doubly plunging thrust anticline with
                           Late Cretaceous Pale and Subu quartz sandstones
                           (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                          AUSTRALASIA
-------------                          -----------
Gary M Duvall                          Anesti Dermedgoglou
Vice President, Corporate Development  Vice President, Investor Relations
InterOil Corporation                   InterOil Corporation
gary.duvall@interoil.com               anesti@interoil.com
Houston, TX USA                        Cairns, Qld Australia
Phone:  +1 281 292 1800                Phone:  +61 7 4046 4600

Lisa Elliott                           Andy Carroll
DRG&E                                  General Manager, Upstream Exploration
lelliott@drg-e.com                     InterOil Corporation
Phone:  +1 713 529 6600                Phone: +61 2 9279 2000